UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Epizyme, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29428V104

(CUSIP Number)

George Lloyd, Esq.

RP Management, LLC, 110 E. 59th Street, 33rd Floor

New York, NY 10022

(212) 883-2280

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RP Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,419,711
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,419,711

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,419,711
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%
14	TYPE OF REPORTING PERSON HC, IA

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RPI Finance Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,333,334
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,333,334

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,333,334
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5%
14	TYPE OF REPORTING PERSON OO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Royalty Pharma Investments 2019 ICAV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,333,334
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,333,334

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,333,334
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5%
14	TYPE OF REPORTING PERSON OO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pablo G. Legorreta
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,419,711
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,419,711

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,419,711
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%
14	TYPE OF REPORTING PERSON HC, IN

Item 1. Security and Issuer

Item 1 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Reference is made to the statement on Schedule 13D jointly filed with the Securities and Exchange Commission (the “Commission”) by RP Management, LLC (“RP Management”), RPI Finance Trust (“RPIFT”), and Pablo G. Legorreta (collectively, the “Reporting Persons”) with respect to the Common Stock, $0.0001 par value (the “Common Stock”) of Epizyme, Inc., a Delaware corporation (the “Issuer”) on November 18, 2019, as amended on February 21, 2021 and February 1, 2022 (the “Schedule 13D”). Except as expressly provided herein, this Amendment No. 3 to Schedule 13D (“Amendment No. 3”) does not modify any of the information previously reported in the Original Schedule 13D. The principal executive offices of the Issuer are located at 400 Technology Square, Cambridge, MA 02139. Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

On November 6, 2019, RPIFT acquired 6,666,667 shares of Common Stock (the “Shares”) and a three-year warrant to purchase 2,500,000 shares of Common Stock (the “Warrant” and together with the Shares, the “Securities”) in a private placement pursuant to that certain Purchase Agreement, dated November 4, 2019, by and between RPIFT and the Issuer (the “Purchase Agreement”). The aggregate purchase price paid by RPIFT to the Issuer for the Securities and other assets acquired pursuant to the Purchase Agreement was $100,000,000. The source of funds for the purchase of the Securities was the working capital of RPIFT. Additionally, pursuant to the Purchase Agreement, the Issuer had the option to sell an additional $50 million of Common Stock to Royalty Pharma until May 6, 2021 at a maximum price of $20.00 per share, provided that the ten-day volume-weighted average trading price of the Common Stock for the ten consecutive trading days immediately preceding the date on which the Issuer exercises such right must be greater than $8.00 per share. The Issuer exercised this option on December 30, 2019 and on February 11, 2020, the Issuer issued and sold to RPIFT 2,500,000 shares of Common Stock (the “Put Shares”) at a price of $20.00 per share. The source of funds for the purchase of the Put Shares was the working capital of RPIFT.

On January 31, 2021, RPI 2019 ICAV acquired an additional 22,666,667 shares of common stock (the “Public Offering Shares”) from the underwriter in an underwritten public offering conducted by the Issuer that closed on January 31, 2022 (the “Public Offering”). The source of funds for the purchase of the Public Offering Shares was the working capital of RPI 2019 ICAV.

On November 6, 2019, Mr. Legorreta was granted an option to purchase 34,408 shares of the Issuer’s common stock, in connection with Mr. Legorreta’s election to the board of directors of the Issuer. This option vested as to 25% on November 6, 2020 and continues to vest as to an additional 2.0833% of the shares at the end of each successive month following November 6, 2020 until the fourth anniversary of the grant date.

On May 29, 2020, Mr. Legorreta was granted an option to purchase 14,103 shares of the Issuer’s common stock, in connection with Mr. Legorreta’s continued service on the board of directors of the Issuer. Such option vested in full on May 29, 2021.

On June 11, 2021, Mr. Legorreta was granted (i) an option to purchase 40,559 shares of the Issuer’s common stock and (ii) an award of 8,060 restricted stock units, each representing a contingent right to receive one share of the Issuer’s common stock upon vesting and settlement, in each case in connection with Mr. Legorreta’s continued service on the board of directors of the Issuer. Such awards vested in full on May 17, 2022.

On May 17, 2022, Mr. Legorreta was granted (i) an option to purchase 41,006 shares of the Issuer’s common stock (together with the options described in the foregoing paragraphs, the “Director Options”) and (ii) an award of 8,994 restricted stock units, each representing a contingent right to receive one share of the Issuer’s common stock upon vesting and settlement (together with the RSUs described in the foregoing paragraphs, the “Director RSUs”), in each case in connection with Mr. Legorreta’s continued service on the board of directors of the Issuer. Such awards are scheduled to vest in full on May 17, 2023 or, if earlier, immediately prior to the first annual meeting of stockholders occurring after the grant date, subject to Mr. Legorreta’s continued service as a director. In the event of a change in control of the Issuer, the option will vest in full.

The Director Options and the Director RSUs are memorialized on the Issuer’s standard form of award agreements for such non-employee director awards.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On June 27, 2022, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Ipsen Pharma SAS, a French société par actions simplifiée (“Parent”), Hibernia Merger Sub, Inc. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Ipsen Biopharmaceuticals, Inc., a Delaware corporation and wholly owned subsidiary of Parent, whereby, among other things, Purchaser will commence a tender offer to acquire all of the Issuer’s outstanding Shares (the “Tender Offer”) for (a) $1.45 per Share in cash plus (b) one contractual contingent value right per Share (a “CVR”), which shall represent the right to receive one or more contingent payments upon the achievement of certain milestones, subject to and in accordance with the CVR agreement described in the Merger Agreement, of up to $1.00 in the aggregate (collectively, the “Offer Price”). The Tender Offer is subject to customary conditions, including the tender of a majority of the outstanding Shares. Following completion of the Tender Offer, a second-step merger will commence pursuant to which any remaining Shares will be converted into the right to receive the Offer Price (the “Merger”). Upon the consummation of the Merger (the “Effective Time”), the Issuer will become a privately held company and the Shares will no longer be listed on any public market.

Concurrent with the execution of the Merger Agreement, on June 27, 2022, the Reporting Persons entered into a Support Agreement with Parent and Purchaser (the “Support Agreement”), pursuant to which the Reporting Persons agreed, among other things, to validly and irrevocably tender or cause to be validly and irrevocably tendered in the Tender Offer all of the Reporting Persons’ Subject Shares (as defined in the Support Agreement) pursuant to and in accordance with the terms of the Tender Offer.

Additionally, each of the Reporting Persons irrevocably and unconditionally agreed that, until the termination of the Support Agreement, Reporting Person shall vote (or cause to be voted) at any meeting of stockholders of the Issuer, or deliver (or cause to be delivered) a written consent with respect to, all of its Subject Shares against (i) any Acquisition Proposal (as defined in the Merger Agreement) and against any other action, agreement or transaction involving the Issuer that would reasonably be expected to cause the Issuer to abandon, terminate or fail to consummate the Tender Offer or the Merger or (ii) any liquidation, dissolution, extraordinary dividend or other significant corporate reorganization of the Issuer.

The Support Agreement terminates automatically upon the first to occur of (a) the termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, (c) any amendment to the Merger Agreement that reduces the amount, or changes the form or payment trigger, of any component of the consideration payable to the Reporting Persons in the transactions contemplated by the Merger Agreement, imposes additional restrictions on the Reporting Persons or otherwise materially and adversely impacts the Reporting Persons, or (d) the mutual written consent of Parent and the Reporting Persons.

The information set forth in Item 6 and the description of the Director Options and Director RSUs are incorporated by reference into this Item 4.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is filed as Exhibit C to this Schedule 13D and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)

The responses to Items 7-13 of the cover pages of this Schedule 13D are incorporated by reference herein. The percentage of the Issuer’s Common Stock beneficially owned by the Reporting Persons is based on 164,874,549 shares of Common Stock outstanding as of May 4, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 10, 2022, the shares of Common Stock subject to the Warrant, and the Shares beneficially owned by the Reporting Persons.

(b)

The responses to Items 7-13 of the cover pages of this Schedule 13D are incorporated by reference herein. The percentage of the Issuer’s Common Stock beneficially owned by the Reporting Persons is based on 164,874,549 shares of Common Stock outstanding as of May 4, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 10, 2022, the shares of Common Stock subject to the Warrant, and the Shares beneficially owned by the Reporting Persons.

(c)

Any exercise of the Director Options, when vested, or sale of the shares issuable upon exercise of the Director Options and/or vesting and settlement of the Director RSUs shall be at the direction of RP Management and the proceeds of the sale of the shares issuable upon exercise and/or vesting shall be delivered to RP Management. The proceeds of the sale of the shares issuable under the Director Options and/or Director RSUs will be offset against the management fee payable to RP Management by certain indirect owners of RPIFT, all of which are managed by RP Management.

(d)

Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares covered by this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 3 is incorporated by reference to this Item 6.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit C	Support Agreement, dated June 27, 2022, by and among the Issuer, Parent and Purchaser (incorporated herein by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on June 27, 2022)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RP Management, LLC

June 28, 2022	By:	/s/ Pablo G. Legorreta
Chief Executive Officer

RPI Finance Trust

June 28, 2022	By:	RP Management, LLC, its Administrator

	By:	/s/ Pablo G. Legorreta
Chief Executive Officer

Royalty Pharma Investments 2019 ICAV

June 28, 2022	By:	/s/ Pablo G. Legorreta
Director

Pablo G. Legorreta

June 28, 2022	By:	/s/ Pablo G. Legorreta

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)